================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 11-K


                                  ANNUAL REPORT

                              --------------------


                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                              --------------------


                   For the Fiscal Year Ended December 30, 2000

                              --------------------


               QWEST COMMUNICATIONS INTERNATIONAL INC. 401(k) PLAN
                          Commission File No. 001-15577

                              ---------------------


               Qwest Communications International Inc. 401(k) Plan
                                 700 Qwest Tower
                             555 Seventeenth Street
                                Denver, CO 80202
                                 (303) 992-1400
   (Name of issuer of securities held pursuant to the plan and address of its principal executive office)

================================================================================

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN


                          INDEX TO FINANCIAL STATEMENTS




                                                                                                         Page(s)
                                                                                                         -------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                      1

FINANCIAL STATEMENTS:
    Statements of Net Assets Available for Plan Benefits
       as of December 30, 2000 and December 31, 1999                                                          2

    Statement of Changes in Net Assets Available for Plan Benefits
       for the Period From January 1, 2000 Through  December 30, 2000                                         3

NOTES TO FINANCIAL STATEMENTS                                                                              4-10

SUPPLEMENTAL SCHEDULE:
    Schedule I--Schedule of Assets (Held at End of Year)
       as of December 30, 2000                                                                            11-15

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants and Plan Administrative Committee of the
      Qwest Communications 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the QWEST COMMUNICATIONS 401(k) SAVINGS PLAN (the "Plan") as of December 30, 2000 and December 31, 1999, and the related statement of changes in net assets available for plan benefits for the period from January 1, 2000 through December 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 30, 2000 and December 31, 1999, and the changes in net assets available for plan benefits for the period from January 1, 2000 through December 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 30, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Denver, Colorado,
      June 27, 2001.

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                  AS OF DECEMBER 30, 2000 AND DECEMBER 31, 1999



                                               December 30,      December 31,
                                                   2000              1999
                                              --------------    --------------
INVESTMENTS (Notes 2 and 3):
    Cash                                      $           55    $        5,680
    Money market fund                                206,060            93,947
    Mutual funds                                  47,401,553        34,141,190
    Common/collective trusts                      19,958,020        13,972,580
    Common stock                                     744,773           420,510
    Employer stock                                45,302,817        40,089,418
    Participant loans                              2,545,419         1,948,306
                                              --------------    --------------
               Total investments                 116,158,697        90,671,631

RECEIVABLES:
    Loan repayments                                       --            22,331
    Participant contributions                        207,611           574,379
    Employer contributions                            72,914           145,171
    Pending trades                                    17,224            53,070
                                              --------------    --------------
               Total receivables                     297,749           794,951

ACCRUED INCOME                                        12,445             6,524

CASH OVERDRAFT PAYABLE                               (42,089)         (670,525)
                                              --------------    --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS        $  116,426,802    $   90,802,581
                                              ==============    ==============


        The accompanying notes are an integral part of these statements.

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

          FOR THE PERIOD FROM JANUARY 1, 2000 THROUGH DECEMBER 30, 2000



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Contributions-
        Participant                                                   $  29,194,111
        Employer                                                          7,511,214
        Rollovers                                                         7,029,263
                                                                      -------------
               Total contributions                                       43,734,588

    Net investment income (loss)-
        Interest and dividends                                            6,525,877
        Net depreciation in fair value of investments (Note 3)           (8,415,081)
                                                                      -------------
               Total net investment loss                                 (1,889,204)
                                                                      -------------
               Total additions                                           41,845,384

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions to participants                                       (14,654,873)
    Administrative fees                                                     (16,880)
    Other                                                                   (15,504)
                                                                      -------------
               Total deductions                                         (14,687,257)

TRANSFERS TO OTHER PLANS (Note 1)                                        (1,533,906)
                                                                      -------------
               Net increase                                              25,624,221

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    January 1, 2000                                                      90,802,581
                                                                      -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    December 30, 2000                                                 $ 116,426,802
                                                                      =============


         The accompanying notes are an integral part of this statement.

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                     DECEMBER 30, 2000 AND DECEMBER 31, 1999



1.    DESCRIPTION OF PLAN:

The following description of the Qwest Communications 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established effective January 1, 1999 by Qwest Communications International Inc. ("Qwest" or the "Company"). The Plan is a defined contribution plan which covers substantially all employees of Qwest and certain affiliated entities who meet the eligibility requirements, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Effective May 1, 1999, the Qwest Communications International Inc. 401(k) Plan, the LCI International 401(k) Savings Plan, the U.S. Long Distance Corp. 401(k) Retirement Plan, the Supernet, Inc. 401(k) Profit Sharing Plan, and effective May 31, 1999, the Lightwave Spectrum, Inc. 401(k) Plan, collectively known as the "Predecessor Plans," merged into the Plan. The related assets transferred into the Plan totaled approximately $60,800,000.

On June 30, 2000, the Company merged (the "Merger") with U S WEST, Inc.
("U S WEST"). The individuals who were employed by U S WEST at the time of the Merger became employees of the Company by operation of law (the "Former U S WEST Employees"). For the period covered by these financial statements, the Former
U S WEST Employees continued to participate in the employee benefit plans maintained by U S WEST prior to the Merger and were not eligible employees of this Plan (see Note 9 for subsequent event).

Change in Plan Year

Effective December 30, 2000, the Plan year shall be the twelve consecutive month period commencing on December 31, and ending on the following December 30. The period commencing January 1, 2000 and ending December 30, 2000 shall be a short Plan year.

Transfers to Other Plans

On March 28, 2000, approximately $194,000 of assets related to the employees of Qwest CyberSolutions LLC, a separate Qwest Company, transferred to Qwest Cyber.Solution 401(k) Plan. Effective May 3, 2000, certain Qwest employees became TeleTech Holdings, Inc. ("TeleTech") employees in connection with TeleTech's acquisition of certain customer interaction centers formerly operated by Qwest. On May 31, 2000, approximately $34,000 of assets related to these former Qwest employees transferred to the TeleTech 401(k) Plan.

In connection with the Merger between Qwest and U S WEST, the long distance business was sold to Touch America, Inc. Approximately $1,306,000 of assets related to these former Qwest employees transferred to the Touch America Services, Inc. Retirement Savings Plan on July 20, 2000.

These transfers are shown in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as "Transfers to Other Plans."

Trust

Trustee and recordkeeping services are performed by Merrill Lynch Trust Company FSB ("Merrill Lynch"). Plan assets are held under a trust agreement (the "Trust") maintained by Merrill Lynch (the "Trustee").

Eligibility

All employees of the Company and certain affiliated entities are eligible for the Plan (except for collectively bargained employees, non-resident aliens, leased employees and independent contractors and Former U S WEST employees, as noted previously) upon meeting the eligibility requirements. Employees who were eligible to participate in the Predecessor Plans as of December 31, 1998 were automatically eligible for the Plan on January 1, 1999.

Employees are eligible to make salary deferral contributions to the Plan on the first day of the payroll period after their first paycheck.

Through December 31, 2000, upon completion of one year of service, as defined by the Plan document, employees were eligible to participate in the Company's matching contributions. Effective January 1, 2001, employees are eligible to participate in the Company's matching contribution on the first day of the payroll period after their first paycheck. Employees who were hired prior to January 1, 2001 and who had not completed the one year of service, are eligible to participate in the Company's matching contribution as of the first paycheck in 2001.

Contributions

Participant Salary Deferral Contributions

Participants may elect to contribute to the Plan on a pre-tax basis from 1% to 18% of their eligible compensation, as defined by the Plan document. Participant pre-tax contributions are limited to comply with statutory regulations ($10,500 in 2000). Effective January 1, 2001, each employee who satisfies the eligibility requirements will be deemed to have authorized a 3% salary deferral contribution effective for the first full pay period after such employee meets the eligibility requirements. An employee may elect not to participate or to discontinue participation upon proper notification to the Plan administrator.

Company Matching Contributions

The Company matching contribution, if any, as authorized by the Company, for a Plan year is equal to 100% of a participant's salary deferral contribution, up to a maximum of 3% of a participant's eligible compensation. The Company may make its contributions in cash or in Qwest common stock, as the Company determines in its sole discretion. For 2000, the Company match was 3% and was made in both cash and Qwest common stock.

Rollover Contributions

The Plan provides that the Trustee may accept from a participant a contribution representing distributions from another plan which meets the requirements of the Internal Revenue Code (the "IRC"), as further described in the Plan document. Such "rollover contributions" are fully vested at all times.

Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation, as defined, or $30,000. Annual additions are defined as the participant salary deferral contributions and the Company's matching contributions.

Vesting

Participants are fully vested in their accounts. Approximately $75,000 of forfeitures were transferred upon merger of the Predecessor Plans. These will be used to offset future Company contributions as allowed by the Plan document.

Participant Accounts

Each participant's account is credited with the participant's contributions and the Company matching contributions, if any. Separate accounts are maintained for each participant. Participants' accounts are adjusted daily to reflect unrealized appreciation or depreciation of investments, income, gains or losses on disposition of assets and any other investment transactions.

Payment of Benefits

Upon retirement, termination of employment or death, each participant or beneficiary is entitled to receive amounts in accordance with the terms and conditions of the Plan. Participants may also make certain in-service voluntary withdrawals and hardship withdrawals if certain criteria are met.

Benefit payments are lump sum distributions. Certain other benefit distribution options are allowed as protected benefits from the Predecessor Plans, as further discussed in the Plan document.

Investment Options

A participant may direct their account to various investment options in mutual funds and common/collective trusts, including investments in Qwest Common Stock. In addition, employees may invest in the Merrill Lynch Self-Directed Brokerage Account. The investment options provide various levels of investment risks and provide a diversification of investments.

Participants may change their investment options at any time.

Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have no more than one loan outstanding at any time. The maximum loan term is 60 months unless it is for the purchase of a primary residence in which case the maximum loan term is 180 months. The loans are secured by the balance in the participant's account and charge interest equal to the prime rate charged by a bank selected by the Company on the last day of the calendar quarter preceding the date of the loan plus one percentage point. Principal and interest are paid through payroll deductions.

Voting

All shares of Qwest common stock credited to participants' accounts are voted by the participants in accordance with the Plan's provisions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Certain reclassifications were made to the 1999 financial statements to conform to the current year presentation.

Investment Valuation and Income Recognition

Investments in mutual funds, collective trusts, common stock and employer stock are valued at fair value based on quoted market prices. Participant loans and cash are valued at cost which approximate fair value.

The Merrill Lynch Retirement Preservation Trust is a common/collective trust fund that invests mainly in guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts. These contracts are carried in the common/collective trust fund's audited financial statements at cost plus accrued interest, which approximates fair market value. The investment in the common/collective trust fund in the accompanying financial statements is valued at the Plan's proportionate interest in the fund as of the financial statement date. Interest rates earned on the investment change daily. The average yield for the period ended December 30, 2000 was 6.12%. The crediting interest rate as of December 30, 2000 and December 31,1999 was approximately 6.65% and 6.43%, respectively.

The net annual change in the market value of investments (net of realized and unrealized appreciation in fair value of investments) is reflected in the accompanying Statement of Changes in Net Assets Available for Plan Benefits and is determined as the difference between market value at the beginning of the year (or date purchased during the year) and selling price or yearend market value.

Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Fees and Investment Expenses

The Plan may pay certain expenses of the Plan, including trust investment expenses. The Plan paid $16,880 of expenses for the period ended December 30, 2000. The Company paid most of the administrative expenses of the Plan, which was immaterial for the period ended December 30, 2000.

3.    INVESTMENTS:

The fair market value of individual investments that represents 5% or more of the Plan's net assets as of December 30, 2000 and December 31, 1999 are as follows:

                                                         December 30, 2000            December 31, 1999
                                                   ---------------------------   ---------------------------
                                                    Shares or         Fair        Shares or        Fair
                                                       Units         Value          Units          Value
                                                   ------------   ------------   ------------   ------------
Qwest Communications Common Stock                     1,108,326   $ 45,302,817        932,312   $ 40,089,418
Merrill Lynch Equity Index Trust                        152,509     13,995,762         95,060      9,620,120
Massachusetts Investors Trust Class A                   501,757     10,045,181        457,493      9,584,485
PIMCO Total Return Fund Class A                         757,149      7,866,788        603,224      5,971,918
PIMCO Mid-Cap Growth Fund Class A                       578,575     13,914,735        395,351     10,196,092
Merrill Lynch Retirement Preservation Trust           5,895,785      5,895,785              *              *

*Did not exceed 5% or more of the Plan's net assets for the respective period.


During the period ended December 30, 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                  Mutual funds                                                          $  (4,018,212)
                  Common/collective trusts                                                 (1,271,936)
                  Common stock                                                               (578,295)
                  Employer stock                                                           (2,546,638)
                                                                                        -------------
                                                                                        $  (8,415,081)
                                                                                        =============

4.    PLAN TERMINATION:

The Company has the right under the Plan to discontinue contributions at any time, and to terminate the Plan subject to the provisions of ERISA.

5.    TAX STATUS:

The Plan has applied for a determination letter from the Internal Revenue Service ("IRS"). This request is pending with the IRS. The Plan administrator believes that the Plan is designated and being operated in compliance with the applicable requirements of the IRC and is therefore tax-exempt.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 30, 2000:

         Net assets available for plan benefits per the
             financial statements                                                         $ 116,426,802
         Amounts allocated to withdrawing participants                                         (175,611)
                                                                                          -------------
         Net assets available for plan benefits per the
             Form 5500 (unaudited)                                                        $ 116,251,191
                                                                                          =============


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the period ended December 30, 2000:

         Benefits and distributions paid to participants per
             the financial statements                                                     $  14,654,873
         Add:  Amounts allocated to withdrawing
             participants at December 30, 2000                                                  175,611
                                                                                          -------------
         Benefits paid to participants per the
             Form 5500 (unaudited)                                                        $  14,830,484
                                                                                          =============


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 30 but not yet paid as of that date.

7.    RELATED PARTY TRANSACTIONS:

Certain Plan investments are shares of Qwest Communications International Inc. Common Stock and investments managed by Merrill Lynch, which qualify as related-party transactions.

8.    CONCENTRATIONS, RISKS AND UNCERTAINTIES:

The Plan has a significant concentration of investments in Qwest common stock. A change in the value of the Employer stock can cause the value of the Plan's net assets to change significantly due to this concentration.

The Plan provides for various investment options in money market funds, mutual funds, collective trusts, common stock and Employer stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

9.    SUBSEQUENT EVENTS:

In connection with the Merger, the Plan is expected to merge into the U S WEST Savings Plan/ESOP (the "U S WEST Plan") effective October 1, 2001. All active and eligible participant account balances will transfer as soon as administratively feasible after the merger of the two plans. Effective July 9, 2001, the name of the U S WEST Plan will change to the Qwest Savings and Investment Plan ("QSIP"). Bankers Trust, the trustee for the U S WEST Plan and MetLife, the recordkeeper for the U S WEST Plan will remain as trustee and recordkeeper for the QSIP.

                                                                      SCHEDULE I
                                                                     Page 1 of 5

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 30, 2000



       Name of Issue, Borrower,                                                       Shares or          Current
       Lessor or Similar Party                   Description of Investment              Units             Value
----------------------------------------         -------------------------           ------------      ------------
Cash                                             Cash                                          55      $         55
Billing Concept Corp.                            Common Stock                              24,497            48,994
*Qwest Communications Common Stock               Employer Stock                         1,108,326        45,302,817
*Merrill Lynch Small Cap Index Fund              Common/Collective Trust                    4,607            66,473
*Merrill Lynch Equity Index Trust                Common/Collective Trust                  152,509        13,995,762
*Merrill Lynch Retirement Preservation
    Trust                                        Common/Collective Trust                5,895,785         5,895,785
Massachusetts Investors Trust Class A            Mutual Fund                              501,757        10,045,181
Davis New York Venture Fund Class A              Mutual Fund                               14,556           418,349
Managers International Equity Fund
    Class A                                      Mutual Fund                                2,605           128,672
Gam International Fund Class A                   Mutual Fund                              171,772         3,438,883
Franklin Small Cap Growth Fund Class A           Mutual Fund                               36,687         1,442,894
Davis Series Financial Fund Class A              Mutual Fund                                9,518           345,494
Pioneer Growth Shares Fund Class A               Mutual Fund                               28,040           482,564
Davis Real Estate Fund Class A                   Mutual Fund                                6,001           132,448
PIMCO High Yield Fund Class A                    Mutual Fund                               10,171            98,762
PIMCO Total Return Fund Class A                  Mutual Fund                              757,149         7,866,788
PIMCO Mid-Cap Growth Fund Class A                Mutual Fund                              578,575        13,914,735
MFS Total Return Fund                            Mutual Fund                              282,249         4,349,457
*Merrill Lynch Healthcare Fund Class A           Mutual Fund                              114,259           831,810
State Street Research Alpha Fund Class A         Mutual Fund                                2,196            36,214
Seligman Communications and
    Information Fund Class A                     Mutual Fund                               60,834         1,539,099
Calvert Social Investment Fund
    Balanced Portfolio                           Mutual Fund                                1,429            40,471
MFS Global Total Return Fund Class A             Mutual Fund                               11,679           149,369
Pioneer Europe Fund Class A                      Mutual Fund                                7,018           217,356
Templeton Developing Markets Class A             Mutual Fund                               15,601           165,215
MFS Massachusetts Investors
    Growth Stock Fund Class A                    Mutual Fund                               85,400         1,446,614
*CMA Money Fund                                  Money Market Fund                        206,060           206,060
360 Networks                                     Common Stock                                 289             3,684
Advanced Radio Telecom                           Common Stock                               1,653             1,702
Agilent Tech                                     Common Stock                                  30             1,642
Alcatel S.A.                                     Common Stock                                  43             2,405
Alkermes Inc                                     Common Stock                                  12               376
America Online                                   Common Stock                                 599            20,845


*Represents a party-in-interest.

                                                                      SCHEDULE I
                                                                     Page 2 of 5

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 30, 2000


       Name of Issue, Borrower,                                                       Shares or          Current
       Lessor or Similar Party                   Description of Investment              Units             Value
----------------------------------------         -------------------------           ------------      ------------
American Express Company                         Common Stock                                   6      $        330
Amgen Inc.                                       Common Stock                                 100             6,393
Ariba, Inc.                                      Common Stock                                  85             4,558
ARM Holdings                                     Common Stock                                 250             5,640
AsiaInfo Holdings, Inc.                          Common Stock                                  56               524
AT&T Corp.                                       Common Stock                                  16               276
AT&T Wireless Group                              Common Stock                                  10               173
Autodesk Inc.                                    Common Stock                                 100             2,693
Avaya Inc.                                       Common Stock                                 116             1,195
Best Buy                                         Common Stock                                 100             2,956
Beyond.Com                                       Common Stock                                 300                46
Biomira Inc.                                     Common Stock                                 100               537
BMC Software Inc.                                Common Stock                                  20               280
Broadband Holders Trust                          Common Stock                                 100             4,556
Cardinal Health, Inc.                            Common Stock                                  25             2,490
Careside, Inc.                                   Common Stock                                 350               634
Chase Manhatten Corp.                            Common Stock                                 134             6,087
Ciena Corp.                                      Common Stock                                  20             1,623
Cisco Systems, Inc.                              Common Stock                               1,963            75,080
Citigroup, Inc.                                  Common Stock                                 303            15,469
CMGI Inc.                                        Common Stock                                  95               529
Commerce One, Inc.                               Common Stock                                  20               506
Commscope                                        Common Stock                                 200             3,312
Compaq Computer Corp.                            Common Stock                                  80             1,204
CoreComm Ltd.                                    Common Stock                                 100               494
Corel Corp.                                      Common Stock                                 250               398
Covad Communications Group                       Common Stock                                 240               396
Cree, Inc.                                       Common Stock                                 100             3,553
Dell Computer Group                              Common Stock                                  83             1,445
Digital Lightwave, Inc.                          Common Stock                                 110             3,485
E Trade Group                                    Common Stock                                  40               295
Earthlink, Inc.                                  Common Stock                                  38               190
EMC Corporation Mass.                            Common Stock                                  62             4,122
Emulex Corp.                                     Common Stock                                 130            10,391
Enron Corp.                                      Common Stock                                 150            12,468
Entrust Technologies                             Common Stock                                 100             1,300
Ericsson Telefonab                               Common Stock                                  29               324
Exodus Communications                            Common Stock                                 295             5,900
FlexTronics Intl, Ltd.                           Common Stock                                 120             3,420


*Represents a party-in-interest.

                                                                      SCHEDULE I
                                                                     Page 3 of 5

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 30, 2000


       Name of Issue, Borrower,                                                       Shares or          Current
       Lessor or Similar Party                   Description of Investment              Units             Value
----------------------------------------         -------------------------           ------------      ------------
Franklin Electric Publishers                     Common Stock                                  40      $        185
General Electric                                 Common Stock                                 192             9,201
General Motors                                   Common Stock                                 223             5,129
Global Telesystems                               Common Stock                                 123               100
Goldman Sachs Group                              Common Stock                                  10             1,069
GoTo.com Inc.                                    Common Stock                                 100               731
Healthwatch, Inc.                                Common Stock                               1,000               562
Hei, Inc.                                        Common Stock                                 576             5,760
Home Depot                                       Common Stock                                 308            14,071
ICG Communications                               Common Stock                                 888               110
Infonet Services Corp. Class B                   Common Stock                                 178               890
Infospace, Inc.                                  Common Stock                                 100               884
Intel Corp.                                      Common Stock                                 273             8,205
JDS Uniphase Corp.                               Common Stock                                 225             9,378
Juniper Networks                                 Common Stock                                  15             1,890
*KPNQwest                                        Common Stock                               3,374            63,893
Level 3 Communications                           Common Stock                                 107             3,511
Lilly Eli Company                                Common Stock                                 100             9,306
LSI Logic Corp.                                  Common Stock                                  50               854
Lucent Technologies, Inc.                        Common Stock                                 467             6,304
Mail.com                                         Common Stock                                 115                82
Metromedia                                       Common Stock                                 280             2,834
Micron Electronics                               Common Stock                                  22                86
Microsoft Corp.                                  Common Stock                                 390            16,914
Millennium Farms                                 Common Stock                                  16               990
Motorola, Inc.                                   Common Stock                                 390             7,898
NASDAQ 100 Trust                                 Common Stock                                 706            41,207
Neon Communications                              Common Stock                                  30               195
New Era of Networks                              Common Stock                                  30               176
Newport Corp.                                    Common Stock                                  43             3,379
Nokia Corp.                                      Common Stock                               1,020            44,369
Norfolk Southern Corp.                           Common Stock                                 100             1,331
Nortel Networks Corp.                            Common Stock                                 905            29,009
Novell                                           Common Stock                                 275             1,432
OmniSky Corp.                                    Common Stock                                  90               748
Oracle Corp.                                     Common Stock                                 224             6,509
Peoplesoft, Inc.                                 Common Stock                                 257             9,555
Pfizer Inc.                                      Common Stock                                 100             4,600
Phillip Morris, Inc.                             Common Stock                                 450            19,800


*Represents a party-in-interest.

                                                                      SCHEDULE I
                                                                     Page 4 of 5

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 30, 2000



       Name of Issue, Borrower,                                                       Shares or          Current
       Lessor or Similar Party                   Description of Investment              Units             Value
----------------------------------------         -------------------------           ------------      ------------
Procom Tech.                                     Common Stock                                  28     $         363
Qualcomm, Inc.                                   Common Stock                                 394            32,379
Real Networks                                    Common Stock                                  43               373
Resonate Inc.                                    Common Stock                                  25               238
RF Micro Devices                                 Common Stock                                  30               822
Royal Caribbean Cruises                          Common Stock                                 200             5,290
Safeway, Inc.                                    Common Stock                                  23             1,437
Solectron Corp.                                  Common Stock                                  25               846
Sprint Corp.                                     Common Stock                                  31               633
Standard & Poors Depository Receipts             Common Stock                                   7               918
Storage Networks                                 Common Stock                                  26               645
Sun Microsystems                                 Common Stock                                 700            19,511
Terayon Comm.                                    Common Stock                                  74               300
Texas Instruments                                Common Stock                                  77             3,646
Triquint Semiconductor                           Common Stock                                 180             7,862
Tycom Ltd.                                       Common Stock                                 875            19,578
US Internetworking                               Common Stock                               2,000            10,000
USA Network Inc.                                 Common Stock                                  98             1,903
Verisign                                         Common Stock                                   5               370
Veritas Software                                 Common Stock                                  10               874
VerticalNet, Inc.                                Common Stock                                  65               432
Viasource Communications                         Common Stock                                 420               748
Vignette Corp.                                   Common Stock                                 252             4,536
Vivus Inc.                                       Common Stock                                 100               215
Wed MD                                           Common Stock                                  18               142
Wireless Facilities                              Common Stock                                  40             1,450
Wit Soundview Group                              Common Stock                                  55               196
WorldCom Inc.                                    Common Stock                               1,550            21,794
Xcelera                                          Common Stock                                 100               368
Yahoo, Inc.                                      Common Stock                                 294             8,837
AIM Blue Chip Fund Class A                       Mutual Fund                                  182             2,875
AIM International Equity Fund                    Mutual Fund                                2,410            46,272
AIM Weingarten Fund Class A                      Mutual Fund                                  174             3,569
Alger Capital Appreciation Fund Class A          Mutual Fund                                4,505            49,840
Alliance Premier Growth Fund Class C             Mutual Fund                                2,418            64,449
Alliance Select Series Fund                      Mutual Fund                                1,000             6,060
Federated American Leaders Fund                  Mutual Fund                                2,923            72,438


*Represents a party-in-interest.

                                                                      SCHEDULE I
                                                                     Page 5 of 5


                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 30, 2000



       Name of Issue, Borrower,                                                       Shares or          Current
       Lessor or Similar Party                   Description of Investment              Units             Value
----------------------------------------         -------------------------           ------------      ------------
Federated Communications &
    Technology Fund                              Mutual Fund                                1,486      $     15,205
Fidelity Aggressive Growth Fund                  Mutual Fund                                   76             2,735
Franklin Mutual Shares Fund Class A              Mutual Fund                                   72             1,427
Healthcare Series 5 Defined Asset                Mutual Fund                                2,341             3,153
Invesco Technology Fund Class II                 Mutual Fund                                   60             3,606
Invesco Telecom Fund                             Mutual Fund                                   52             1,884
Janus Enterprise Fund                            Mutual Fund                                   26             1,417
Janus Mercury Fund                               Mutual Fund                                   78             2,317
*Merill Lynch Dragon Fund Class D                Mutual Fund                                  127             1,045
Munder Future Technology Fund                    Mutual Fund                                  272             2,392
PBHG Technology & Communication
    Fund                                         Mutual Fund                                   92             3,171
PIMCO Innovation Fund Class C                    Mutual Fund                                  273            11,102
PIMCO Target Fund                                Mutual Fund                                   69             1,624
Pioneer Fund, Inc.                               Mutual Fund                                  128             5,652
Putnam International Growth Fund
    Class C                                      Mutual Fund                                  104             2,544
Putnam OTC & Emerging Growth Fund
    Class C                                      Mutual Fund                                   62               852
Robertson Steph Emerging Growth Fund             Mutual Fund                                   99             4,368
Van Kampen Emerging Growth
    Class C                                      Mutual Fund                                   21             1,181
Participant Loans                                Interest rates ranging
                                                    from 4.62% to 10.50%                2,545,419         2,545,419
                                                                                                       ------------
    Total Investments                                                                                  $116,158,697
                                                                                                       ============


* Represents a party-in-interest.

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                            Qwest Communications International Inc. 401(k) Plan

June 27, 2001               /s/ MARK SCHUMACHER
                            --------------------------------------
                            Mark Schumacher
                            Vice President Corporate Controller

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
  23              Consent of Arthur Andersen LLP